

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2012

Via E-mail
H. Van Sinclair
Chief Executive Officer and President
RLJ Entertainment, Inc.
3 Bethesda Metro Center, Suite 1000
Bethesda, MD 20814

> **Re: RLJ Entertainment, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 19, 2012**
> **File No. 333-180714**

Dear Mr. Sinclair:

We have reviewed your responses to the comments in our letter dated July 12, 2012 and have the following additional comments.

The Special Meeting of RLJ Stockholders, page 135

Recommendation of the RLJ Board, page 136

1. Please refer to the Proposal No. 2 paragraph. We note your disclosure that the (old) RLJ board unanimously approved the 2012 Incentive Compensation Plan of New RLJ and recommends that the RLJ stockholders approve and adopt such plan. We also note your disclosure in the Proposal No. 2 – Approval and Adoption of 2012 Incentive Compensation Plan of New RLJ section on page 141 that the New RLJ board has adopted and recommends that the RLJ stockholders approve and adopt such plan. Are both statements correct and are both actions necessary? Please revise the joint proxy statement/prospectus throughout to clarify the board or boards that approved the plan and the board that is recommending that such plan be approved and adopted by the stockholders of RLJ and Image as applicable.

Proposal No. 2 – Approval and Adoption of 2012 Incentive Compensation Plan, page 141

2. Please provide us with the supplemental information contemplated by Instruction 5 to Item 10 of Schedule 14A.

Unaudited Pro Forma Condensed Combined Financial Information, page 231

3. We note that based upon your revised presentation to our prior comment 14 you have reversed all prior interest expense (footnote E) related to Image from the pro forma combined statements of operations column for RLJ/Image. We also note that the "Adjustments assuming no redemption" column following Acorn's historical statements of operations includes an adjustment that gives effect to show interest expense for the entire proposed $22 million senior secured term loan (footnote F). In this regard, we do not believe it is appropriate to present the pro forma statements of operation for the RLJ/Image combined entity without interest expense when the $22 million senior secured term loan and related interest expense is being incurred in connection with your merger with Image. Please revise your presentation accordingly.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 236

Note 4. Estimate of the Assets to be Acquired and Liabilities to be Assumed, page 239

4. Reference is made to table on page 239 (Note 4). It appears the line item caption "Deferred financing costs on loans not assumed" should be "Non-controlling interest." Please revise accordingly.

Note 6. Adjustments to Unaudited Pro Forma Condensed Combined Statements, page 244

Adjustment (C), page 244

5. We note from your response to our prior comment 19 and revised disclosure in Adjustment (C) that the amortization relates to the difference in the carrying amount of Acorn's 64% equity share in ACL and the underlying equity in the net assets of ACL, which is attributed to the copyright assets held by ACL. If this basis difference existed at March 31, 2012, please revise Note 6 to the Acorn Media Group Inc. financial statements on page F-81 to disclose the amount of this basis difference and the accounting treatment of the difference. See ASC 323-10-50-3.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3306 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: <u>Via E-mail</u>
        Alan I. Annex, Esq.